SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

FG Financial Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

30259W104

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global GP, LLC

108 Gateway Blvd., Suite 204

Mooresville, NC 28117

(704) 323-6851

With a copy to:

Patrick Gadson

Vinson & Elkins

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,587 (1)
	8	SHARED VOTING POWER 5,619,111
	9	SOLE DISPOSITIVE POWER 25,587 (1)
	10	SHARED DISPOSITIVE POWER 5,619,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,644,698 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.3%
14	TYPE OF REPORTING PERSON IN

(1)	Includes approximately 4,231 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

(2)

Mr. Cerminara may also be deemed to be the beneficial owner of 46,131 shares of Preferred Stock (as defined in Item 5 below) that are held directly by FGFH (as defined in Item 2 below), which represent approximately 5.2% of the outstanding shares of Preferred Stock. Mr. Cerminara also owns 44 shares of Preferred Stock in a joint account with his spouse. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON Fundamental Global GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,619,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,619,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,619,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%
14	TYPE OF REPORTING PERSON OO

(1)

FGGP (as defined in Item 2 below) may also be deemed to be the beneficial owner of 46,131 shares of Preferred Stock that are held directly by FGFH, which represent approximately 5.2% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON FG Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,619,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,619,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,619,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%
14	TYPE OF REPORTING PERSON IN

(1)	FGFH also directly holds 46,131 shares of Preferred Stock, which represent approximately 5.2% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,619,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,619,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,619,111 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%
14	TYPE OF REPORTING PERSON CO

(1)

BTN (as defined in Item 2 below) may also be deemed to be the beneficial owner of 46,131 shares of Preferred Stock that are held directly by FGFH, which represent approximately 5.2% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

(1)	FAFI (as defined in Item 2 below) contributed all of its shares of FG Financial Group, Inc. to FGFH on September 12, 2022.

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

(1)	FGIH (as defined in Item 2 below) contributed all of its shares of FG Financial Group, Inc. to FGFH on September 14, 2022.

This Amendment No. 17 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 17”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.001 par value per share, of FG Financial Group, Inc., a Delaware corporation (the “Company”). In addition, each of FAFI and FGIH ceased to be a beneficial owner of more than five percent of the shares of Common Stock, and this Amendment No. 17 constitutes an exit filing for such Reporting Persons. Capitalized terms used but not defined in this Amendment No. 17 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 17, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Mr. D. Kyle Cerminara, a U.S. citizen, (ii) Fundamental Global GP, LLC, a Delaware limited liability company (“FGGP”), (iii) FG Financial Holdings, LLC, a Delaware limited liability company (“FGFH”), (iv) Ballantyne Strong, Inc., a Delaware corporation (“BTN”), (v) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”) and (vi) FGI 1347 Holdings, LP, a Delaware limited partnership (“FGIH”).

The principal business of FGGP is to provide investment advisory and management services to private investment funds, including to FAFI and FGIH. The principal business of each of FAFI and FGIH is serving as a private investment fund. BTN is a holding company with diverse business activities focused on serving the entertainment, retail, financial, advertising and government markets. Mr. Cerminara’s principal occupation is serving as the Chief Executive Officer of Fundamental Global, LLC, a Delaware limited liability company, whose principal business is to be a private partnership focused on long-term strategic holdings, including its privately held subsidiaries and affiliates. Mr. Cerminara is a U.S. citizen. The principal business of FGFH is to purchase, hold and/or sell shares of the Company. The managers of FGFH are Messrs. Cerminara and Ryan R. K. Turner. Mr. Turner is a U.S. citizen, and his principal occupation is serving as managing director of Fundamental Global, LLC.

Fundamental Activist Fund I GP, LLC, a Florida limited liability company (“FAFI GP”), is the general partner of FAFI, which is FAFI GP’s principal business. FGI 1347 GP, LLC, a Florida limited liability company (“FGIH GP”), is the general partner of FGIH, which is FGIH GP’s principal business. FGGP is the general partner of FGFH.

Mr. D. Kyle Cerminara is the Chief Executive Officer and sole manager of FGGP, the sole manager of FAFI GP and FGIH GP, the Chairman of the Board of Directors of BTN and the Company and a manager of FGFH. Ryan R. K. Turner is also a manager of FGFH. Each of BTN, FAFI and FGIH became a member of FGFH upon its respective contribution of shares of the Company to FGFH.

The business address of each of FGGP, FAFI, FGIH, FGFH, Messrs. Cerminara and Turner, FAFI GP, FGIH GP and Fundamental Global, LLC is 108 Gateway Blvd., Suite 204, Mooresville, NC 28117. The address of BTN’s principal office is 5960 Fairview Road, Suite 275, Charlotte, NC 28210.

Each of FGGP, FAFI, FGIH, FGFH, BTN and Mr. Cerminara is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Information regarding the identity and background of the partners, managers, officers, directors or other controlling persons, of the Reporting Persons, as applicable, is set forth in this Item 2, or in regards to BTN, on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: Mr. Cerminara, $26,003 and FGFH, $334,599. The source of these funds was working capital or personal funds, as applicable.

On September 14, 2022, FGIH transferred all of its securities of the Company to FGFH in exchange for membership interests in FGFH. FGIH’s total cost for purchasing the Common Stock previously reported as owned, including brokerage commissions, was approximately $3,740,789.

On September 12, 2022, BTN and FAFI transferred all of their securities of the Company to FGFH in exchange for membership interests in FGFH. FAFI’s and BTN’s total cost for purchasing the Common Stock previously reported as owned, including brokerage commissions, was approximately $7,010,060 and $12,111,565, respectively.

On December 31, 2021, Fundamental Global Partners Master Fund, LP (“FGPM”) transferred all of its securities of the Company to FAFI in exchange for its limited partners receiving limited partnership interests in FAFI. FGPM’s total cost for purchasing the Common Stock previously reported as owned, including brokerage commissions, was approximately $4,359,258, which included a cost of $50,000 for a call option to purchase 50,000 shares of Common Stock that has since expired.

Item 4. Purpose of the Transaction.

On September 12, 2022, BTN transferred 2,904,231 shares of Common Stock to FGFH in exchange for membership interests in FGFH pursuant to that certain Amended and Restated Limited Liability Company Operating Agreement of FGFH dated as of September 12, 2022 (the “FGFH A&R LLCA”). Pursuant to the FGFH A&R LLCA, BTN has the right to appoint one manager of FGFH and remains a beneficial owner of the shares now held directly by FGFH. On September 12, 2022, FAFI transferred 2,049,985 shares of Common Stock to FGFH in exchange for membership interests in FGFH pursuant to that certain Subscription Agreement, dated as of September 12, 2022, by and between FAFI and FGFH. On September 14, 2022, FGIH transferred 477,282 shares of Common Stock to FGFH, in exchange for membership interests in FGFH pursuant to that certain Subscription Agreement, dated as of September 14, 2022, by and between FGIH and FGFH. Following their contributions, FAFI and FGIH ceased to have any investment, dispositive or voting power over the Company’s securities and are no longer beneficial owners of the shares now held directly by FGFH. The purpose of these transfers was to simplify the reporting structure and to facilitate the purchase of additional shares of the Company.

Between September 12 and 15, 2022, FGFH made the following open market purchases of Common Stock for long-term holding purposes:

•	September 12, 2022—64,280 shares in multiple transactions at prices ranging from $1.59 to $1.77, inclusive, and a weighted average price of $1.64 per share

•	September 13, 2022—33,557 shares in multiple transactions at prices ranging from $1.65 to $1.725, inclusive, and a weighted average price of $1.68 per share

•	September 14, 2022—86,320 shares in multiple transactions at prices ranging from $1.71 to $2.00, inclusive, and a weighted average price of $1.88 per share

•	September 15, 2022—3,456 shares in multiple transactions at prices ranging from $2.08 and $2.10, inclusive, and a weighted average price of $2.09 per share

The Reporting Persons undertake to provide to the Company, any security holder of the Company or the staff of the U.S. Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth above.

None of the Reporting Persons have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Cerminara in his capacity as director of the Company, or by such board of directors with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their holdings in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Cerminara, FGGP, FGFH and BTN together beneficially own in the aggregate 5,644,698 shares of Common Stock, which represents approximately 60.3% of the Company’s outstanding shares of Common Stock and shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

FGFH directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Cerminara also directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. FGGP, FAFI, FGIH and BTN do not directly hold any shares of Common Stock. None of the other Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

Larry G. Swets Jr., a director of BTN, beneficially owns in the aggregate 49,220 shares of Common Stock, which represents approximately 0.5% of the Company’s outstanding shares of Common Stock, including any shares potentially issuable to Mr. Swets upon the vesting of restricted stock units within 60 days of the filing of this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 9,349,771 shares of Common Stock reported by the Company as outstanding as of August 11, 2022 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2022, adjusted by the applicable number of shares issuable upon the vesting of restricted stock units within 60 days of the filing of this Statement.

Mr. Cerminara, FGGP, FGFH and BTN together also beneficially own in the aggregate 46,131 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 5.2% of the outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible. FGFH directly holds all of the shares of Preferred Stock.

(c) The information set forth under Item 4 above is incorporated herein by reference.

(e) On September 12, 2022, FAFI ceased to be a beneficial owner of more than five percent of the Common Stock. On September 14, 2022, FGIH ceased to be a beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 17, which agreement is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2022

FUNDAMENTAL GLOBAL GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FUNDAMENTAL ACTIVIST FUND I, LP

by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI 1347 HOLDINGS, LP

by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

BALLANTYNE STRONG, INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

FG FINANCIAL HOLDINGS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ Ryan R. K. Turner
Ryan R. K. Turner
Manager

Schedule A

Ballantyne Strong, Inc.

Identity and Background of the Executive Officers of Ballantyne Strong, Inc.

Name	Residence or Business Address	Present Principal Occupation or employment and the Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Mark D. Roberson	5960 Fairview Road, Suite 275, Charlotte, NC 28210	Chief Executive Officer Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Todd R. Major	5960 Fairview Road, Suite 275, Charlotte, NC 28210	Chief Financial Officer Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Ray F. Boegner	5960 Fairview Road, Suite 275, Charlotte, NC 28210	President of Strong Entertainment Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Identity and Background of the Directors of Ballantyne Strong, Inc.

Name	Residence or Business Address	Present Principal Occupation or employment and the Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	108 Gateway Blvd., Suite 204, Mooresville, NC 28117

Chief Executive Officer

Fundamental Global, LLC

108 Gateway Blvd., Suite 204, Mooresville, NC 28117

Fundamental Global, LLC’s principal business is to be a private partnership focused on long-term strategic holdings

Director

Ballantyne Strong, Inc.

5960 Fairview Road, Suite 275, Charlotte, NC 28210

William J. Gerber	5960 Fairview Road, Suite 275, Charlotte, NC 28210	Director Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Charles T. Lanktree	5960 Fairview Road, Suite 275, Charlotte, NC 28210

Advisor

Eggland’s Best, LLC

2 Ridgedale Avenue, Suite 201, Cedar Knolls, NJ 07927

Eggland’s Best, LLC is a distributor of nationally branded eggs.

Director

Ballantyne Strong, Inc.

5960 Fairview Road, Suite 275, Charlotte, NC 28210

Michael C. Mitchell	5960 Fairview Road, Suite 275, Charlotte, NC 28210	Director Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Robert J. Roschman	5960 Fairview Road, Suite 275, Charlotte, NC 28210

Investor/Self-Employed

Roschman Enterprises

6300 NE 1st Avenue, Suite 300, Fort Lauderdale, FL 33334

Roschman Enterprises is involved in real estate, property management and property development.

Director

Ballantyne Strong, Inc.

5960 Fairview Road, Suite 275, Charlotte, NC 28210

Ndamukong Suh	5960 Fairview Road, Suite 275, Charlotte, NC 28210	Independent Private Investor Director Ballantyne Strong, Inc. 5960 Fairview Road, Suite 275, Charlotte, NC 28210

Larry G. Swets, Jr.	5960 Fairview Road, Suite 275, Charlotte, NC 28210

Chief Executive Officer

FG Financial Group, Inc.

360 Central Avenue, Suite 800, St. Petersburg, FL 33701

FG Financial Group, Inc. is a reinsurance and investment management holding company.

Director

Ballantyne Strong, Inc.

5960 Fairview Road, Suite 275, Charlotte, NC 28210